

July 2, 2014

<u>**Via E-mail**</u>

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

>   **Re: Forward Industries, Inc.**
>   **Soliciting Materials filed pursuant to Rule 14a-12**
>   **Responses to June 27, 2014 comment letter**
>   **Filed July 1, 2014**
>   **File No. 001-34780**

Dear Mr. Finerman:

We have reviewed your filing and have the following comments.

1.   We disagree with your analysis as it relates to the first, second and fourth bullet points in comment 1 of our June 27, 2014 comment letter and we reissue the comment.

You may contact me at (202) 551-3619 with any questions. Please send all correspondence to us at the following ZIP code: 20549-3628.

>   Sincerely,

>   /s/ Daniel F. Duchovny
>   Daniel F. Duchovny
>   Special Counsel
>   Office of Mergers and Acquisitions